

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 23, 2014

Via Facsimile
Mr. Richard F. Hobbs
Chief Financial Officer
Sensient Technologies Corp.
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304

> **Re:** **Sensient Technologies Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 7, 2014**
> **File No. 1-7626**

Dear Mr. Hobbs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.1

Management's Discussion and Analysis of Operations and Financial Condition, page 15

Non-GAAP Financial Measures, page 15

1.   Your reconciliations of non-GAAP financial measures to the most directly comparable GAAP measure essentially result in you presenting a full non-GAAP statement of earnings. As noted in our answer to question 102.10 of the C&DI regarding Non-GAAP Financial Measures, it appears to us this places undue prominence on your non-GAAP information. Please tell us how you intend to revise your non-GAAP reconciliations in

future annual and quarterly filings to comply with question 102.10 and Item 10(e) of
Regulation S-K.

Consolidated Financial Statements

12. Restructuring Charges, page 38

2.   Please revise future filings to more fully disclose and discuss the specific nature of your
restructuring activities and their impact and expected impact on future operations. In
regard to your 2013 restructuring activities, please revise MD&A in future filings to
address these activities and to disclose: the number and nature of the employees to be
terminated; the actual number of employees terminated at the most recent balance sheet
date; the nature of the other costs; the amount of any annual savings anticipated and when
they are expected to be realized; and the amount of any savings actually achieved during
the periods presented. Refer to SAB Topic 5P. Please show us your proposed revisions
in your response.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Consolidated Financial Statements

10. Restructuring, page 8

3.   Please revise future filings to more fully disclose and discuss the specific nature of your
restructuring activities and their impact and expected impact on future operations. In
regard to your 2014 restructuring activities, please revise MD&A in future filings to
address the specific nature of the actions being taken and to explain the facts and
circumstances that resulted in you disclosing, as of February 28, 2014, that you did not
expect restructuring costs in 2014 to be material and in you announcing material
restructuring activities as of March 4, 2014. Please specifically address how you
determined the amount you recorded during the interim period was appropriate. Please
also revise MD&A in future filings to disclose: the number and nature of employees to be
terminated; the actual number of employees terminated at the most recent balance sheet
date; the nature of the impaired assets; the remaining carrying value of the impaired
assets; the nature of the additional restructuring costs expected in 2014; the amount of
any annual savings anticipated and when they are expected to be realized; and the amount
of any savings actually achieved during the periods presented. Refer to SAB Topic 5P.
Please show us your proposed revisions in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief